                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE:)
  [X]       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
  [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM           TO

COMMISSION FILE NUMBER: 1-4014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         FINA CAPITAL ACCUMULATION PLAN
        (FORMERLY NAMED THRIFT PLAN OF AMERICAN PETROFINA, INCORPORATED)
                         (SAME ADDRESS AS SHOWN BELOW)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   FINA, INC.
               (FORMERLY NAMED AMERICAN PETROFINA, INCORPORATED)
                               6000 LEGACY DRIVE
                               PLANO, TEXAS 75024

                          Independent Auditors' Report



The Pension Committee
FINA Capital Accumulation Plan

We have audited the accompanying statement of net assets available for plan benefits of the FINA Capital Accumulation Plan, as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the FINA Capital Accumulation Plan as of December 31, 1997, and the change in net assets available for plan benefits for then year the ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the nets assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit for the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  KPMG LLP

Dallas, Texas
April 17, 1998

INDEPENDENT AUDITOR'S REPORT

The Pension Committee
FINA Capital Accumulation Plan:
Plano, Texas:

We have audited the accompanying statement of net assets available for plan benefits of the FINA Capital Accumulation Plan as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1997 were audited by other auditors whose report, dated April 17, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1998 financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Supplemental Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of each fund, and is not a required part of the basic financial statements. The supplemental schedules and supplemental fund information are the responsibility of the Plan's management. Such supplemental schedules and supplemental fund information have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 21, 1999

                         FINA CAPITAL ACCUMULATION PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                           DECEMBER 31, 1998 AND 1997
                             (THOUSANDS OF DOLLARS)



                                                                                     Supplemental Fund Information
                                                                    ---------------------------------------------------------
                                                                     FINA, Inc. PetroFina,                 Money
                                                                      common   S.A. common   U.S. Debt    market    Balanced
                                                          Total       stock      stock      index fund     fund        fund
                                                        ---------   ---------  ---------    ----------   ---------   ---------

DECEMBER 31, 1998:
    Investments, at fair value:
       PetroFina, S.A., American Depositary Shares
         (2,917,560 shares; cost of $109,869)           $ 132,019   $      --  $ 132,019   $      --   $      --   $      --
       PetroFina, S.A., warrants (917,956
         warrants; cost of $4,360)                          6,885          --         --          --          --          --
       Wells Fargo Nikko U.S. Debt Index Fund
         (470,549 shares; cost of $5,831)                   6,636          --         --       6,636          --          --
       American Balanced Fund, Inc. (748,276
         shares; cost of $10,812)                          11,793          --         --          --          --      11,793
       American New Perspective Global Equity
         Mutual Fund (640,541 shares; cost of $11,742)     14,700          --         --          --          --          --
       Wells Fargo Nikko Equity Index Fund (634,217
         shares; cost of $14,845)                          21,311          --         --          --          --          --
       Brandywine Growth Fund (150,817 shares:
         cost of $4,959.)                                   4,567          --         --          --          --          --
       Money market investments                             8,120          --      2,201          --       5,919          --
       Employee loans receivable                            6,951          --         --          --          --          --
    Cash                                                       34          --         --          --          --          --
    Due from (to) other funds                                  --          --        (95)         --          --          --
    Accrued interest receivable                                39          --         12          --          27          --
    Dividend receivable                                       218          --        218          --          --          --
    Miscellaneous receivables                                  10          --          6          --          --           1
                                                        ---------   ---------  ---------   ---------   ---------   ---------
         Plan assets                                      213,283          --    134,361       6,636       5,946      11,794
    Forfeitures available for future use                      (95)         --         --          --          --          --
    Fees payable                                              (75)         --        (27)         (4)         (3)         (7)
    Due to broker                                            (149)         --       (149)         --          --          --
                                                        ---------   ---------  ---------   ---------   ---------   ---------
              Net assets available for plan benefits    $ 212,964   $      --  $ 134,185   $   6,632   $   5,943   $  11,787
                                                        =========   =========  =========   =========   =========   =========



                                                                          Supplemental Fund Information
                                                       ----------------------------------------------------------------------
                                                                                                                    PetroFina
                                                         Global        Equity      Growth      Company    Employee     S.A.
                                                       equity fund   index fund     fund     forfeitures   loans     warrants
                                                       -----------   ----------   ---------  ----------- ---------  ---------

DECEMBER 31, 1998:
    Investments, at fair value:
       PetroFina, S.A., American Depositary Shares
         (2,917,560 shares; cost of $109,869)           $      --   $      --   $      --  $      --   $      --  $      --
       PetroFina, S.A., warrants (917,956
         warrants; cost of $4,360)                             --          --          --         --          --      6,885
       Wells Fargo Nikko U.S. Debt Index Fund
         (470,549 shares; cost of $5,831)                      --          --          --         --          --         --
       American Balanced Fund, Inc. (748,276
         shares; cost of $10,812)                              --          --          --         --          --         --
       American New Perspective Global Equity
         Mutual Fund (640,541 shares; cost of $11,742)     14,700          --          --         --          --         --
       Wells Fargo Nikko Equity Index Fund (634,217
         shares; cost of $14,845)                              --      21,311          --         --          --         --
       Brandywine Growth Fund (150,817 shares:
         cost of $4,959.)                                      --          --       4,567         --          --         --
       Money market investments                                --          --          --         --          --         --
       Employee loans receivable                               --          --          --         --       6,951         --
    Cash                                                       --          --          --         --          --         34
    Due from (to) other funds                                  --          --          --         95          --         --
    Accrued interest receivable                                --          --          --         --          --         --
    Dividend receivable                                        --          --          --         --          --         --
    Miscellaneous receivables                                   1           1          --         --          --          1
                                                        ---------   ---------   ---------  ---------   ---------  ---------
         Plan assets                                       14,701      21,312       4,567         95       6,951      6,920
    Forfeitures available for future use                       --          --          --        (95)         --         --
    Fees payable                                               (7)        (10)         --         --          --        (17)
    Due to broker                                              --          --          --         --          --         --
                                                        ---------   ---------   ---------  ---------   ---------  ---------
              Net assets available for plan benefits    $  14,694   $  21,302   $   4,567  $      --   $   6,951  $   6,903
                                                        =========   =========   =========  =========   =========  =========


See accompanying notes to financial statements.

                         FINA CAPITAL ACCUMULATION PLAN
   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                          DECEMBER 31, 1997 AND 1996
                             (THOUSANDS OF DOLLARS)


                                                                                      Supplemental Fund Information
                                                                         ------------------------------------------------------
                                                                         FINA, Inc.    PetroFina                      Money
                                                                          common      S.A. common      U.S. Debt       market
                                                            Total          stock         stock         index fund       fund
                                                          ---------      ---------    -----------      ----------     ---------
DECEMBER 31, 1997:
    Investments, at fair value:
       FINA, Inc., Class A common stock (1,651,512
         shares; cost of $58,309)                         $ 105,697      $ 105,697    $        --      $      --      $      --
       PetroFina, S.A., common stock (49,142
         shares; cost of $13,792)                            18,138             --         18,138             --             --
       Wells Fargo Nikko U.S. Debt Index Fund
         (455,782 shares; cost of $5,450)                     5,917             --             --          5,917             --
       American Balanced Fund, Inc. (674,707
         shares; cost of $9,348)                             10,579             --             --             --             --
       American New Perspective Global Equity
         Mutual Fund (539,981 shares; cost of $8,984)        10,459             --             --             --             --
       Wells Fargo Nikko Equity Index Fund (577,828
         shares; cost of $12,345)                            15,106             --             --             --             --
       Brandywine Growth Fund (130,990 shares:
         cost of $4,646)                                      4,046             --             --             --             --
       Money market investments                               6,324          1,113            710             --          4,454
       Employee loans receivable                              6,309             --             --             --             --
    Cash                                                          1              1             --             --             --
    Due from (to) other funds                                    --            (82)            --             --             --
    Accrued interest receivable                                  27              5              1             --             21
                                                          ---------      ---------    -----------      ---------      ---------
         Plan assets                                        182,603        106,734         18,849          5,917          4,475
    Forfeitures available for future use                        (47)            --             --             --             --
    Fees payable                                                (45)           (33)           (10)            (1)            --
    Due to broker                                              (676)          (439)          (235)            --             --
                                                          ---------      ---------    -----------      ---------      ---------
              Net assets available for plan benefits      $ 181,835      $ 106,262    $    18,604      $   5,916      $   4,475
                                                          =========      =========    ===========      =========      =========




                                                                       Supplemental Fund Information
                                                     -----------------------------------------------------------------

                                                     Balanced     Global     Equity     Growth     Company    Employee
                                                        fund   equity fund index fund    fund    forfeitures   loans
                                                     --------  ----------- ----------  --------  -----------  --------
DECEMBER 31, 1997:
    Investments, at fair value:
       FINA, Inc., Class A common stock (1,651,512
         shares; cost of $58,309)                    $     --  $     --    $     --    $     --   $     --    $     --
       PetroFina, S.A., common stock (49,142
         shares; cost of $13,792)                          --        --          --          --         --          --
       Wells Fargo Nikko U.S. Debt Index Fund
         (455,782 shares; cost of $5,450)                  --        --          --          --         --          --
       American Balanced Fund, Inc. (674,707
         shares; cost of $9,348)                       10,579        --          --          --         --          --
       American New Perspective Global Equity
         Mutual Fund (539,981 shares; cost of $8,984)      --    10,459          --          --         --          --
       Wells Fargo Nikko Equity Index Fund (577,828
         shares; cost of $12,345)                          --        --      15,106          --         --          --
       Brandywine Growth Fund (130,990 shares:
         cost of $4,646)                                   --        --          --       4,046         --          --
       Money market investments                            --        --          --          --         47          --
       Employee loans receivable                           --        --          --          --         --       6,309
    Cash                                                   --        --          --          --         --          --
    Due from (to) other funds                              --        --          --          --         --          82
    Accrued interest receivable                            --        --          --          --         --          --
                                                     --------  --------    --------    --------   --------    --------
         Plan assets                                   10,579    10,459      15,106       4,046         47       6,391
    Forfeitures available for future use                   --        --          --          --        (47)         --
    Fees payable                                           --        --          (1)         --         --          --
    Due to broker                                          --        --          (2)         --         --          --
                                                     --------  --------    --------    --------   --------    --------
              Net assets available for plan benefits $ 10,579  $ 10,459    $ 15,103    $  4,046   $     --    $  6,391
                                                     ========  ========    ========    ========   ========    ========


                                                                    Continued

                         FINA CAPITAL ACCUMULATION PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                             (THOUSANDS OF DOLLARS)

                                                                                 Supplemental Fund Information
                                                          -------------------------------------------------------------------------
                                                             FINA, Inc.   PetroFina,                Money
                                                              common     S.A. common  U.S. Debt    market    Balanced     Global
                                                  Total       stock         stock     index fund    fund       fund     equity fund
                                                 --------    ---------   -----------  ----------   ------    --------   -----------
YEAR ENDED DECEMBER 31, 1998:
     Contributions:
       Employees                                 $  9,457    $   1,148     $  1,222    $   637     $  514    $  1,339     $ 1,507
       Employing companies                          6,758        2,802        3,956       --         --          --          --
                                                 --------    ---------     --------    -------     ------    --------     -------
                                                   16,215        3,950        5,178        637        514       1,339       1,507
                                                 --------    ---------     --------    -------     ------    --------     -------
     Investment income:
       Dividends                                    3,859        2,406          872       --         --           389         151
       Interest                                     1,403          347          169       --          281        --          --
       Net appreciation(depreciation)
          in fair value of investments             34,776        1,429       21,365        520       --           803       2,988
                                                 --------    ---------     --------    -------     ------    --------     -------
                                                   40,038        4,182       22,406        520        281       1,192       3,139
                                                 --------    ---------     --------    -------     ------    --------     -------
     Transfers between funds                         --       (104,116)      95,387        (24)     2,042         (60)        912
                                                 --------    ---------     --------    -------     ------    --------     -------
     Withdrawals and expenses:
       In cash and in kind                         24,666       10,151        7,218        405      1,359       1,241       1,301
       Forfeitures                                     48           24           23       --         --          --          --
       Other deductions                               410          103          149         12         10          22          22
                                                 --------    ---------     --------    -------     ------    --------     -------
                                                   25,124       10,278        7,390        417      1,369       1,263       1,323
                                                 --------    ---------     --------    -------     ------    --------     -------
       Net increase (decrease)
          in fair value of investments             31,129     (106,262)     115,581        716      1,468       1,208       4,235
     Net assets available for plan benefits:
       Beginning of year                          181,835      106,262       18,604      5,916      4,475      10,579      10,459
                                                 --------    ---------     --------    -------     ------    --------     -------
       End of year                               $212,964    $    --       $134,185    $ 6,632     $5,943    $ 11,787     $14,694
                                                 ========    =========     ========    =======     ======    ========     =======


 See accompanying notes to financial statements.


                         FINA CAPITAL ACCUMULATION PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                             (THOUSANDS OF DOLLARS)

                                                                  Supplemental Fund Information
                                                           ------------------------------------------------
                                                                                                  PetroFina
                                                     Equity     Growth      Company    Employee      S.A.
                                                   index fund    fund     forfeitures   loans      warrants
                                                   ----------   -------   -----------  --------   ---------
YEAR ENDED DECEMBER 31, 1998:
     Contributions:
       Employees                                   $  2,261     $   829     $    --     $ --      $ --
       Employing companies                             --          --            --       --        --
                                                   --------     -------     ---------   ------    ------
                                                      2,261         829          --       --        --
                                                   --------     -------     ---------   ------    ------
     Investment income:
       Dividends                                       --            41          --       --        --
       Interest                                        --          --            --        606      --
       Net appreciation(depreciation)
          in fair value of investments                4,517         (78)         --       --       3,232
                                                   --------     -------     ---------   ------    ------
                                                      4,517         (37)         --        606     3,232
                                                   --------     -------     ---------   ------    ------
     Transfers between funds                          1,331         137          --        403     3,988
                                                   --------     -------     ---------   ------    ------
     Withdrawals and expenses:
       In cash and in kind                            1,876         402          --        449       264
       Forfeitures                                     --          --            --       --           1
       Other deductions                                  34           6          --       --          52
                                                   --------     -------     ---------   ------    ------
                                                      1,910         408          --        449       317
                                                   --------     -------     ---------   ------    ------
       Net increase (decrease)
          in fair value of investments                6,199         521          --        560     6,903
     Net assets available for plan benefits:
       Beginning of year                             15,103       4,046          --      6,391      --
                                                   --------     -------     ---------   ------    ------
       End of year                                 $ 21,302     $ 4,567     $    --     $6,951    $6,903
                                                   ========     =======     =========   ======    ======


 See accompanying notes to financial statements.


                                                                      Continued

                                                                        Supplemental Fund Information
                                                             -----------------------------------------------------------------
                                                             FINA, Inc.    PetroFina,                    Money
                                                              common      S.A. common    U.S. Debt       market    Balanced
                                                 Total         stock         stock       index fund       fund       fund
                                               ----------    ----------    ----------    ----------    ----------  ----------

YEAR ENDED DECEMBER 31, 1997:
     Contributions:
       Employees                               $    9,989    $    2,790    $      508    $      698    $      466  $    1,558
       Employing companies                          6,337         4,936         1,401            --            --          --
                                               ----------    ----------    ----------    ----------    ----------  ----------
                                                   16,326         7,726         1,909           698           466       1,558
                                               ----------    ----------    ----------    ----------    ----------  ----------
     Investment income:
       Dividends                                    6,760         5,027           540            --            --         397
       Interest                                       790            73            14            --           255          --
       Net appreciation(depreciation)
          in fair value of investments             33,891        25,271         2,442           523            --       1,478
                                               ----------    ----------    ----------    ----------    ----------  ----------
                                                   41,441        30,371         2,996           523           255       1,875
                                               ----------    ----------    ----------    ----------    ----------  ----------
     Transfers between funds                           --        (1,725)         (608)       (1,203)         (323)     (1,430)
                                               ----------    ----------    ----------    ----------    ----------  ----------

     Withdrawals and expenses:
       In cash and in kind                         13,498         8,157         1,367           459           586         713
       Forfeitures                                     28            22             6            --            --          --
       Other deductions                               301           180            33            14             8          18
                                               ----------    ----------    ----------    ----------    ----------  ----------
                                                   13,827         8,359         1,406           473           594         731
                                               ----------    ----------    ----------    ----------    ----------  ----------

       Net increase (decrease)
          in fair value of investments             43,940        28,013         2,891          (455)         (196)      1,272
     Net assets available for plan benefits:
       Beginning of year                          137,895        78,249        15,713         6,371         4,671       9,307
                                               ----------    ----------    ----------    ----------    ----------  ----------
       End of year                             $  181,835    $  106,262    $   18,604    $    5,916    $    4,475  $   10,579
                                               ==========    ==========    ==========    ==========    ==========  ==========


                                                                    Supplemental Fund Information
                                               ------------------------------------------------------------------

                                                 Global        Equity       Growth       Company       Employee
                                               equity fund   index fund      fund       forfeitures     loans
                                               -----------   ----------    ----------   -----------   ----------

YEAR ENDED DECEMBER 31, 1997:
     Contributions:
       Employees                                $    1,537    $    2,071    $      361    $       --   $       --
       Employing companies                              --            --            --            --           --
                                                ----------    ----------    ----------    ----------    ---------
                                                     1,537         2,071           361            --           --
                                                ----------    ----------    ----------    ----------    ---------

     Investment income:
       Dividends                                       225            --           571            --           --
       Interest                                         --            --            --            --          448
       Net appreciation(depreciation)
          in fair value of investments               1,119         3,644          (586)           --           --
                                                ----------    ----------    ----------    ----------    ---------
                                                     1,344         3,644           (15)           --          448
                                                ----------    ----------    ----------    ----------    ---------
     Transfers between funds                          (899)          217         3,908            --        2,063
                                                ----------    ----------    ----------    ----------    ---------

     Withdrawals and expenses:
       In cash and in kind                             869         1,016           205            --          126
       Forfeitures                                      --            --            --            --           --
       Other deductions                                 19            26             3            --           --
                                                ----------    ----------    ----------    ----------    ---------
                                                       888         1,042           208            --          126
                                                ----------    ----------    ----------    ----------    ---------

       Net increase (decrease)
          in fair value of investments               1,094         4,890         4,046            --        2,385
     Net assets available for plan benefits:
       Beginning of year                             9,365        10,213            --            --        4,006
                                                ----------    ----------    ----------    ----------    ---------
       End of year                              $   10,459    $   15,103    $    4,046    $       --   $    6,391
                                                ==========    ==========    ==========    ==========   ==========


See accompanying notes to financial statements.

                         FINA CAPITAL ACCUMULATION PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1998 AND 1997

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                         FINA CAPITAL ACCUMULATION PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


(1)      GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      GENERAL

         The FINA Capital Accumulation Plan (the Plan) operates for the benefit of certain employees of FINA, Inc. (Company) and its subsidiaries and American Petrofina Holding Company, hereafter referred to as "employing companies." Employees who have completed one year of service are eligible to participate in the Plan; provided, however, that no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. Effective January 1, 1999, an employee is eligible to participate in the Plan immediately. The employer matching contributions will continue to be effective only after one year of employment.

         The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document for more complete information.

         The Plan is administered by the Pension Committee appointed by and acting on behalf of the Board of Directors of the Company. Pursuant to the Plan's trust agreement, an independent trustee (Trustee) maintains custody of the Plan's assets. The Boston Safe Deposit and Trust Company serves as the independent trustee.

 (b)     BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on an accrual basis using fair values for investments. The fair values of investments other than employee loans are based on closing market quotations or listed redeemable values. Employee loans are valued at cost which approximates fair value. Security transactions are recorded on a trade date basis.

(c)      COSTS RELATING TO INVESTMENT SECURITIES

         Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

(d)      EXPENSES OF ADMINISTERING THE PLAN

         All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its Counsel and other administrative expenses, are the responsibility of the Plan.

(e)      CONTRIBUTIONS

         Participants may elect to contribute up to 6% of their basic compensation on an after-tax basis (Thrift Contribution), up to 10% on a pre-tax basis (Deferred Compensation Contribution), or a combination of pre-tax and after-tax contributions not exceeding 10% of their basic compensation. If a participant elects to make a Deferred Compensation Contribution, the participant must enter into a basic compensation reduction agreement authorizing the employing company to make such contribution on the participant's behalf.

         For each participant, an employing company will contribute an amount equal to the lesser of the aggregate Thrift and Deferred Compensation Contributions for the pay period or 6% pre-tax of the participant's basic compensation for the pay period (Matching Contribution). Matching Contributions are reduced by participants' forfeitures.

                         FINA CAPITAL ACCUMULATION PLAN

         Thrift and Deferred Compensation Contributions are paid to the Trustee in cash and Matching Contributions are paid to the Trustee in cash or Petrofina S.A. American Depositary Shares ("ADS").

(f)      INVESTMENT PROGRAM AND VESTING

         Participants may direct the investment of their Thrift and Deferred Compensation Contributions into a money market fund, U.S. debt index fund, balanced fund, equity index fund, global equity fund, growth fund, or Petrofina S.A. ADS's and the investment of the Matching Contributions into Petrofina S.A. ADS's. Participants become vested in contributions of the employing companies based on years of service with the employing companies as follows:

              Less than 3 years                     0%
              3 years                              60%
              4 years                              80%
              5 years                             100%

         A description of rights and provisions and an explanation of the treatment of withdrawals, forfeitures and other matters are contained in the Plan document.

         Participation in each investment option at December 31, 1998 and 1997 is presented below. The sum of participation by investment option is greater than the total number of Plan participants making contributions because participation is allowed in more than one investment option.

A summary of participants by investment options follows:

                                                     1998              1997
                                                     ----              ----
         Company Class A common stock                   0             2,213
         Petrofina S.A. common stock                2,273             1,093
         U.S. debt index fund                         602               640
         Equity index fund                          1,272             1,158
         Balanced fund                                984               975
         Global equity fund                         1,095             1,019
         Money market fund                            480               499
         Brandywine fund                              524               430
         Warrant fund                               1,577                 0

         On February 17, 1998, PetroFina, S.A. ("PetroFina") and the Company entered into a definitive agreement and plan of merger pursuant to which the Company would become an indirect, wholly-owned subsidiary of PetroFina. The merger became effective August 5, 1998. Under the terms of the agreement, current shareholders of the Company, other than PetroFina and its subsidiaries received in exchange for each FINA, Inc. share they held $60 and a warrant entitling the holder to purchase nine-tenths (0.9) of one PetroFina ADS at an exercise price of $42.25 per ADS. Thus, each 10 warrants entitled the holder of those warrants, upon payment of $380.25, to receive nine ADSs. The warrants were exercisable for a period of five years from effective date of the merger and were listed on the New York Stock Exchange.

         In late 1998, Total S.A. announced plans to purchase PetroFina and the new company will be known as Total Fina. The purchase is based on a stock swap that provides nine (9) Total Fina shares for two (2) PetroFina shares. The stockholders of both companies approved the transaction and approval of the European Commission was received on March 26, 1999.

                         FINA CAPITAL ACCUMULATION PLAN

(g)      LOAN OPTION

         A participant may borrow from his or her Participant Deferred Account an amount which, when added to the greater of the total outstanding balance of all other loans to such Participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed up to one-half of the first $100,000 of such participant's vested interest under the Plan, or the amount allowed under
Section 72(p) of the Internal Revenue Code. Any such loan made to a participant shall be evidenced by a promissory note payable to the Trustee, shall bear a reasonable rate of interest, shall be secured by the borrowing participant's vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant's vested interest under the Plan following such withdrawal. At December 31, 1998, employee loans had maturities ranging from 1999 to 2013 and interest rates ranging from 7% to 9.5%.

(h)      FORM 5500 RECONCILIATION

         The net assets available for plan benefits and withdrawals reported in the Plan's 1998 and 1997 Form 5500's are different from the corresponding amounts reported in the accompanying financial statements by $0 and $0, respectively, as of and for the year ended December 31, 1998 and $0 and $1,191,981 respectively, as of and for the year ended December 31, 1997. These differences relate to the classification of withdrawals currently payable to participants.

(i)      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(j)      DISTRIBUTIONS

         Participants had requested distributions in the amount of $254,742 at December 31, 1998 that had not yet been approved and processed by the Trustee.

(2)      FEDERAL INCOME TAXES

         The Plan has obtained from the Internal Revenue Service a determination letter dated March 19, 1996 indicating that the Plan qualifies under the provision of Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, is exempt from Federal income taxes under Section 501(a). The United States Federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

 (3)     PLAN TERMINATION

         Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                         FINA CAPITAL ACCUMULATION PLAN
              ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1998


                                                                      SCHEDULE 1



                                                                                                                         Current
                                                                                        Number of        Cost            Value
Identity of Marketable Investment                 Description of Investment           Shares/Units   (In thousands)  (In thousands)
---------------------------------                 -------------------------           ------------   --------------  --------------
PetroFina S.A. American Depositary Shares*        American Depositary Shares             2,917,560     $  109,869       $ 132,019
PetroFina S.A. warrants*                          Warrants                                 917,956          4,360           6,885
Wells Fargo Nikko U.S. Debt Index Fund *          Commingled Trust Fund                    470,549          5,831           6,636
American Balanced Fund, Inc. *                    Mutual Fund                              748,276         10,812          11,793
American New Perspective Global Equity
     Mutual Fund *                                Mutual Fund                              640,541         11,742          14,700
Wells Fargo Nikko Equity Index Fund *             Commingled Trust Fund                    634,217         14,845          21,311
Brandywine Growth Fund *                          Mutual Fund                              150,817          4,959           4,567
TBC, Inc. Pooled Employee Daily Liquidity Fund *  Money Market Fund                          8,120          8,120           8,120
Employee loans receivable *                       Employee loans with maturities
                                                  ranging  from 1999 to 2013 and
                                                  interest rates ranging from  7%
                                                  to 9.5%                                                   6,951           6,951
                                                                                                       ----------       ---------

                                                                                                       $  177,489       $ 212,982
                                                                                                       ==========       =========

See accompanying independent auditors' report.


* Party-in-interest

                         FINA CAPITAL ACCUMULATION PLAN
               ITEM 27(d) --- SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)

                                                                    SCHEDULE 2


                                                                                               Current Value
                                                                                                of Asset on
                                          Purchase   Selling    Lease    Expense    Cost of     Transaction        Net
Description of Asset                        Price     Price     Rental   Incurred    Asset          Date          Gain
--------------------                     ---------   -------    ------   --------   -------    --------------   ---------
PURCHASES:

FINA, Inc. Class A common stock *            1,128        -       -         -        1,128          1,128            -

Petrofina S.A.  common stock *              42,024        -       -         -       42,024         42,024            -

Petrofina S.A. sponsored ADR *              55,736        -       -         -       55,736         55,736            -

TBC Inc. Pooled Employee Daily
     Liquidity Fund *                      144,355        -       -         -      144,355        144,355            -

TBC Inc. Pooled Employee Daily
     Liquidity Fund *                      205,864        -       -         -      205,864        205,864            -


* Party-in-interest

                         FINA CAPITAL ACCUMULATION PLAN
         ITEM 27(d) --- SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)


                                                                                               Current Value
                                                                                                of Asset on
                                          Purchase   Selling    Lease    Expense    Cost of     Transaction        Net
Description of Asset                        Price     Price     Rental   Incurred    Asset          Date          Gain
--------------------                     ---------   -------    ------   --------   -------    --------------   ---------
SALES:

FINA, Inc. Class A common stock *        $     --   $ 72,486   $   --     $   --   $ 39,082     $ 72,486        $ 33,404

FINA, Inc. Class A common stock *              --    100,580       --         --     58,630      100,580          41,950

Petrofina S.A. sponsored ADR *                 --      4,145       --         --      3,927        4,145             218

TBC Inc. Pooled Employee Daily
     Liquidity Fund *                          --    204,034       --         --    204,034      204,034              --

TBC Inc. Pooled Employee Daily
     Liquidity Fund *                          --     99,625       --         --     99,625       99,625              --


See accompanying independent auditors' report


* Party-in-interest

                                 EXHIBIT INDEX

Exhibit
Number              Description
------              -----------
 23                 Consent of Independent Auditors

 23.2               Consent of Independent Auditors